FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 9, 2010

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports July 2010 Consolidated Revenue” dated August 9, 2010.

2.	Taiwan Stock Exchange filing entitled, “The Company's statement of the report by the medium dated 2010/08/08”, dated August 9, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: August 9, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

August 9, 2010
English Language Summary

Subject: The Company's statement of the report by the medium, dated 2010/08/08

Regulation: Published pursuant to Article 2-31 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/08/08

Content:
1.	Name of the reporting media: The medium

2.	Date of the report:2010/08/08

3.	Content of the report: It is reported that New York Attorney General Andrew Cuomo sued a number of LCD makers, including AUO, for alleged LCD price-fixing.

4.	Summary of the information provided by investors: N/A

5.	Company's explanation of the reportage or provided information: The Company has not been served with the formal legal document and is unable to comment.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: N/A

Item 1

News Release

AU Optronics Corp. Reports July 2010 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: Aug. 9, 2010

Hsinchu, Taiwan, Aug. 9, 2010 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated July 2010 revenue of NT$38,872 million, down by 10.9% month-over-month but up by 19.4% year-over-year.

Large-sized panel (a) shipments for July 2010, with applications on desktop monitor, notebook PC, LCD TV and other applications, exceeded 9.25 million units, down by 4.9% from the previous month. As for small-and-medium-sized panels, the shipments amounted to 17.30 million units, up by 9.6% month-over-month.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.

Sales Report :(Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
July 2010	38,872	37,301
June 2010	43,640	41,438
M-o-M Growth	(10.9%)	(10.0%)
July 2009	32,551	31,843
Y-o-Y Growth	19.4%	17.1%
Jan to July 2010	279,022	265,467
Jan to July 2009	165,778	163,758
Y-o-Y Growth	68.3%	62.1%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp. and its affiliates, Darwin Precision Corp. and its affiliates, BriView Electronics Corp., Toppan CFI (Taiwan) Co, Ltd., and AUO Energy Taiwan Corp.   Revenue of Lextar Electronics Corp. and its affiliates is no longer included in the consolidated numbers starting from this July.

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$359.3 billion (US$11.2 billion) in sales revenue* in 2009 with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008, and formally founded its Solar Photovoltaic Business Unit in October, 2009. For more information, please visit AUO.com.

* 2009 year end revenue converted at an exchange rate of NTD31.95:USD1.

Safe Harbor Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 11th, 2010.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com